SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil’s second quarter of
2016 financial and operating report

Mexico City, July 28, 2016 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the second quarter of 2016.

We ended June with 364.5 million access lines, 0.9% less than a year before, after net disconnections of 1.6 million prepaid subs in the quarter, most of them in Brazil. This figure includes 282.9 million wireless subscribers, 33.7 million landlines, 26.0 million broadband accesses and 22.0 million PayTV units.

On the mobile platform, the postpaid base was up 5.9% and the prepaid one was down 4.2%. On the fixed line platform, RGUs were up 3.6% year-on-year, driven by broadband accesses that rose 8.9%.

Second quarter revenues rose 6.1% from the year-earlier quarter to 233 billion pesos, with service revenues increasing 3.2%, reflecting the appreciation of several currencies vs. the Mexican peso.  At constant exchange rates, service revenues were down 2.1% year-on-year.

EBITDA of 61 billion pesos declined 10.7% in Mexican pesos terms relative to the prior year, 13.2% at constant exchange rates.

We obtained a net profit of 7.7 billion pesos in the second quarter, down 45.2% from the year before. It was equivalent to 0.12 pesos per share or 0.13 dollars per ADR.

Our net debt stood at 608 billion pesos. In dollar terms, our net debt declined by 1.7 billion dollars at nominal exchange rates and by 1.2 billion in flow terms.

Our cash flow from operations, the distributions obtained from our shareholdings–particularly those in KPN–and the unwinding of currency swaps allowed us to finance capital expenditures amounting to 57.2 billion pesos, share buybacks of 5.2 billion pesos and acquisitions of equity interests of 3.4 billion pesos. In addition, they allowed us to further reduce our net debt.

América Móvil’s Subsidiaries as of June 2016
Country	Brand	Business	Equity Participation
Mexico	Telcel	wireless	100.0%
	Telmex	wireline	98.7%
	Sección Amarilla (1)	other	98.4%
	Telvista	other	89.4%
Argentina	Claro	wireless	100.0%
	Telmex	wireline	99.7%
Brazil	Claro	wireless/wireline	97.6%
Chile	Claro	wireless	100.0%
	Telmex(1)	wireline	100.0%
Colombia	Claro	wireless	99.4%
	Telmex	wireline	99.3%
Costa Rica	Claro	wireless	100.0%
Dominicana	Claro	wireless/wireline	100.0%
Ecuador	Claro	wireless	100.0%
	Telmex(1)	wireline	98.4%
El Salvador	Claro	wireless/wireline	95.8%
Guatemala	Claro	wireless/wireline	99.3%
Honduras	Claro	wireless/wireline	100.0%
Nicaragua	Claro	wireless/wireline	99.6%
Panama	Claro	wireless/wireline	100.0%
Paraguay	Claro	wireless/wireline	100.0%
Peru	Claro	wireless/wireline	100.0%
Puerto Rico	Claro	wireless/wireline	100.0%
Uruguay	Claro	wireless/wireline	100.0%
USA	Tracfone	wireless	100.0%
Netherlands	KPN	wireless/wireline	21.1%
Austria	Telekom Austria	wireless/wireline	59.7%
(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.84%. All companies are consolidated under the global consolidation method with the exception of KPN that since May, 2015 is deemed to be available for sale.

América Móvil Fundamentals (IFRS)
	2Q16	2Q15
Earnings per Share (Mex$) (1)	0.12	0.21
Earning per ADR (US$) (2)	0.13	0.27
EBITDA per Share (Mex$)	0.93	1.02
EBITDA per ADR (US$)	1.03	1.33
Net Income (millions of Mex$)	7,700	14,048
Average Shares Outstanding (billion)	65.69	67.11
(1) Net Income / Average Shares outstanding
(2) 20 shares per ADR

Relevant Events

On May 9th, our Peruvian subsidiary entered into an agreement to acquire 100% of the capital stock of Olo del Perú and TVS Wireless S.A.C., both of them companies that provide telecommunication services throughout Peru and hold spectrum in the 2.5 GHz band.

On May 26th, our Peruvian subsidiary acquired in a public auction 30 MHz of spectrum in the 700MHz frequency. The cost of the spectrum was 306 million dollars.

On June 9th, our subsidiary Telmex was notified of a resolution issued by the Instituto Federal de Telecomunicaciones related to the internet service UnoTV, by which the IFT resolved that the access to UnoTV’s content through Telmex’s network did not breach the prohibition to distribute television signals under its concession title.

On July 28th, in line with our commitments under the Syndicate Agreement entered into with ÖBIB in representation of the Republic of Austria,  we sold to the market a part of our stake in Telekom Austria, bringing it down by 7.8% to 51.9%.

Access Lines

We ended June with 364.5 million access lines, 0.9% less than a year before, after mobile disconnections of 1.6 million prepaid subs, most of them in Brazil. Altogether we had 282.9 million wireless subscribers, 33.7 million landlines, 26.0 million broadband accesses and 22.0 million PayTV units.

Wireless Subscribers

Our wireless subscriber base ended June with 282.9 million clients, down 2.1% from a year before. Net disconnections topped one million subs, the majority of which took place in Brazil.

Wireless Subscribers as of June 2016
	Total(1) (Thousands)
Country	Jun’16	Mar’16	Var.%	Jun’15	Var.%
Argentina, Paraguay and Uruguay	22,976	22,885	0.4%	21,661	6.1%
Austria & CEE	20,482	20,530	-0.2%	20,005	2.4%
Brazil	64,264	65,289	-1.6%	71,202	-9.7%
Central America	15,773	15,584	1.2%	14,720	7.2%
Caribbean	5,373	5,331	0.8%	5,193	3.5%
Chile	6,476	6,465	0.2%	6,005	7.8%
Colombia	28,260	28,340	-0.3%	29,370	-3.8%
Ecuador	8,864	8,665	2.3%	9,923	-10.7%
Mexico	73,108	73,495	-0.5%	72,633	0.7%
Peru	11,954	12,070	-1.0%	12,370	-3.4%
USA	25,321	25,211	0.4%	25,713	-1.5%
Total Wireless Lines	282,851	283,865	-0.4%	288,796	-2.1%
(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Our postpaid segment continued delivering growth as it registered an annual increase of 5.9% after net additions of 559 thousand in the quarter, including 188 thousand in Mexico and 145 thousand in Colombia. Mexico’s subscriber postpaid base increased  10.4%, Ecuador’s 8.9%, Brazil’s 6.2% and Peru’s 5.0%.

We registered net disconnections on the prepaid platform of 1.6 million, taking our subscriber base down 4.2% to 218.5 million clients. Amongst the disconnections, 1.1 million came from Brazil and 575 thousand from Mexico.

Overall, the best performing operations in terms of subscriber growth were Chile and the Central American block, registering increases of 7.8% and 7.2%, respectively. In Argentina our client base was up 5.5% over the year and in the Caribbean 3.5%.

Fixed Revenue Generating Units

We had 81.7 million fixed-line RGUs at the end of June, 3.6% more than a year before. The growth was driven by broadband accesses that expanded 8.9% over the year. The number of landlines was somewhat higher than a year before, mostly as a result of the improvements in Colombia. As regards PayTV, at the end of June we were just shy of 22 million units.

In Brazil we had 36.8 million fixed accesses, 0.8% more than a year before, with broadband units rising 7.1%. In Mexico we ended the quarter with 21.7 million fixed RGUs including nearly nine million fixed-broadband connections, 3.6% more than a year before. Colombia and the Central American block were our fastest growing operations, with accesses increasing 8.5% and 8.8%, respectively over the year.

Fixed-Line and Other Accesses (RGUs) as of June 2016
	Total(1) (Thousands)
Country	Jun’16	Mar’16	Var.%	Jun’15	Var.%
Argentina, Paraguay and Uruguay	588	586	0.4%	581	1.4%
Austria & CEE	5,609	5,594	0.3%	4,509	24.4%
Brazil	36,809	36,876	-0.2%	36,516	0.8%
Central America	5,183	5,071	2.2%	4,763	8.8%
Caribbean	2,601	2,553	1.9%	2,431	7.0%
Chile	1,283	1,250	2.6%	1,229	4.4%
Colombia	6,055	5,932	2.1%	5,583	8.5%
Ecuador	354	354	0.0%	368	-3.8%
Mexico	21,722	21,694	0.1%	21,606	0.5%
Peru	1,475	1,434	2.8%	1,289	14.4%
Total RGUs	81,679	81,345	0.4%	78,875	3.6%
(1) Fixed Line, Broadband and Television (Cable & DTH).

América Móvil Consolidated Results

The second quarter saw a recovery of several currencies vis-a-vis the U.S. dollar as the likelihood of new interest rates increases by the Fed appeared to wane. Some indicators pointed towards a stabilization of the main financial and economic variables in China, which had previously been a matter of concern for the international capital markets.  In Latin America both the Brazilian real and the Colombian peso continued their come-back, but the Mexican peso weakened further.

Revenues rose 6.1% from the year-earlier quarter to 233 billion pesos, with service revenues increasing 3.2% as mobile revenues increased 5.5% and fixed-line revenues 7.4%. These increases reflect the appreciation of several currencies vs. the Mexican peso in the period, particularly the Brazilian real and the Colombian peso.  At constant exchange rates service revenues were down 2.1% year-on-year.

Substantially all our operations maintained their growth trends in local currency terms.  In Mexico, however, we saw a step down in revenues brought about mostly by more aggressive commercial plans in the pre-paid segment as a greater part of our subscribers moved towards unlimited call plans.

Our EBITDA amounted to 61 billion pesos, in what represented a 10.7% decline in Mexican pesos terms in relation to the prior year—13.2% at constant exchange rates—mostly on account of the above-mentioned revenue losses in Mexico, bringing about a 29.1% reduction in operating profits. These, in turn, brought about a 55% decrease in the provisions for income and deferred taxes in relation to the year-earlier quarter.

We obtained a net profit of 7.7 billion pesos in the second quarter, down 45.2% from the year before. It was equivalent to 0.12 pesos per share or 0.13 dollars per ADR.

Our net debt, 608 billion pesos, was up from 582 billion pesos in December because of exchange rate variations:  In dollar terms our gross debt actually came down by 1.9 billion dollars in the first six months at nominal exchange rates, and by 1.5 billion dollars at constant exchange rates, while our net debt declined by 1.7 billion dollars at nominal exchange rates and by 1.2 billion in flow terms.

América Móvil’s Income Statement (IFRS) Millions of Mexican pesos
	2Q16	2Q15	Var.%	Jan-Jun 16	Jan-Jun 15	Var.%
Service Revenues	199,808	193,587	3.2%	394,111	387,264	1.8%
Equipment Revenues	33,575	26,289	27.7%	62,257	52,607	18.3%
Total Revenues	233,383	219,876	6.1%	456,368	439,871	3.8%
Cost of Service	75,145	67,033	12.1%	147,590	134,704	9.6%
Cost of Equipment	41,427	34,079	21.6%	77,484	68,199	13.6%
Selling, General & Administrative Expenses	54,238	48,804	11.1%	105,405	97,072	8.6%
Others	1,591	1,655	-3.9%	3,172	3,333	-4.8%
Total Costs and Expenses	172,400	151,571	13.7%	333,651	303,308	10.0%
EBITDA	60,983	68,305	-10.7%	122,717	136,563	-10.1%
% of Total Revenues	26.1%	31.1%		26.9%	31.0%
Depreciation & Amortization	35,224	31,988	10.1%	68,917	62,534	10.2%
EBIT	25,758	36,316	-29.1%	53,801	74,030	-27.3%
% of Total Revenues	11.0%	16.5%		11.8%	16.8%
Net Interest Expense	7,241	5,699	27.0%	14,188	11,913	19.1%
Other Financial Expenses	-6,396	-7,656	16.5%	5,516	-7,486	173.7%
Foreign Exchange Loss	11,826	12,935	-8.6%	13,665	30,768	-55.6%
Comprehensive Financing Cost (Income)	12,671	10,978	15.4%	33,369	35,194	-5.2%
Income & Deferred Taxes	4,547	10,108	-55.0%	6,770	14,505	-53.3%

Net Income before Minority
Interest and Equity Participation in Results	8,540	15,230	-43.9%	13,661	24,330	-43.9%
of Affiliates

Equity Participation in Results of Affiliates*	33	-1,395	102.3%	70	-1,389	105.0%
Minority Interest	-873	213	n.m.	-1,233	-666	-85.2%
Net Income	7,700	14,048	-45.2%	12,499	22,276	-43.9%
* Includes KPN
n.m. Not meaningful

Our cash flow from operations, the distributions obtained from our shareholdings–particularly those in KPN–and the unwinding of currency swaps allowed us to finance capital expenditures amounting to 57.2 billion pesos, share buybacks of 5.2 billion pesos and acquisitions of equity interests of 3.4 billion pesos. In addition they allowed us to further reduce our net debt.

Balance Sheet (in accordance with IFRS) - América Móvil Consolidated Millions of Mexican Pesos
	Jun '16	Dec '15	Var.%		Jun '16	Dec '15	Var.%
Current Assets				Current Liabilities
Cash, Marketable
Securities & Other Short	106,025	101,508	4.5%	Short Term Debt*	105,727	119,590	-11.6%
Term Ivestments
Accounts Receivable	194,884	196,123	-0.6%	Accounts Payable	288,899	249,632	15.7%
Other Current Assets	26,285	18,124	45.0%	Other Current Liabilities	56,556	56,313	0.4%
Inventories	36,824	35,577	3.5%		451,183	425,535	6.0%
	364,019	351,332	3.6%

Non Current Assets				Non Current Liabilities
Plant & Equipment	646,936	573,529	12.8%	Long Term Debt	608,578	563,627	8.0%
Investments in Affiliates	3,484	3,111	12.0%	Other Liabilities	161,178	146,470	10.0%
					769,756	710,097	8.4%
Deferred Assets
Goodwill (Net)	146,445	137,114	6.8%
Intangible Assets	118,834	101,750	16.8%	Shareholder's Equity	217,836	160,854	35.4%
Deferred Assets	159,058	129,652	22.7%

Total Assets	1,438,775	1,296,487	11.0%	Total Liabilities and Equity	1,438,775	1,296,487	11.0%

*Includes current portion of Long Term Debt.

Financial Debt of América Móvil Millions of U.S. dollars equivalent
	Jun-16	Dec-15
Peso - denominated debt	4,078	5,022
Bonds and other securities	3,929	4,869
Banks and others	149	153
U.S. Dollar - denominated debt	13,413	14,965
Bonds and other securities	12,631	12,670
Banks and others	782	2,295
Debt denominated in other currencies	20,281	19,720
Bonds and other securities	19,682	19,121
Banks and others	598	599
Total Debt*	37,771	39,707
Cash, Marketable Securities and Short Term Financial Investments	5,606	5,899
Net Debt**	32,165	33,808
*Includes the full face value of our hybrid bonds.
**Does not include the net value of our derivatives position.

Mexico

Our wireless subscriber base ended June with 73.1 million clients, 0.7% more than a year before. We had net disconnections of 387 thousand in the second quarter, which resulted from cutting-off 575 thousand prepaid clients that were not generating traffic, while adding 188 thousand postpaid subs.  Our postpaid base rose 10.4% year-on-year to 11.6 million subscribers.

On the fixed-line platform we ended the quarter with 21.7 million RGUs including 12.8 million landlines and 8.9 million broadband connections. The growth of broadband accesses, 3.6%, more than compensated for voice-line disconnections, leading to a 0.5% increase in RGUs over the year. Our not being allowed yet to provide triple-play bundles has limited our capacity to expand in the fixed-line platform.

Service revenues declined 10.7% year-on-year to 49.4 billion pesos, mostly because of continued reductions in prepaid revenues as we moved a greater part of our subscribers over to the new unlimited plans that involve unlimited calling (and more data usage) for the duration of the cards. Prepaid cards come in different denominations and their life is a function of the given denomination.

Mobile service revenues were down 16.9% over the prior year, mainly on account of reduced prepaid revenues. On the fixed-line platform service revenues declined 1.5%.

In the prepaid segment, our customers are strongly increasing voice and data traffic per subscriber –up to six times more– and paying less than a year ago. This presents us with an important opportunity to significantly expand the services we provide our customers, leveraging the unmatched quality, coverage and capacity of our network.

Equipment revenues increased 23% reflecting both the depreciation of the currency and the fact that subsidies have been reduced.

The Mexican mobile market has become very competitive as other operators try to buy market share –even losing money in the process, after asymmetric subsidies– with plans that are substantially cheaper than the ones they offer in their home market. They have led the market in the direction of unlimited usage of some services at a low cost.

INCOME STATEMENT (IFRS) - Mexico Millions of MxP
	2Q16	2Q15	Var.%	Jan - Jun 16	Jan - Jun 15	Var.%
Total Revenues	65,118	68,059	-4.3%	129,934	134,621	-3.5%
Total Service Revenues	49,425	55,343	-10.7%	100,630	110,846	-9.2%
Wireless Revenues	41,876	44,906	-6.7%	83,536	88,021	-5.1%
Service Revenues	27,913	33,580	-16.9%	57,213	67,265	-14.9%
Equipment Revenues	13,712	11,144	23.0%	25,330	20,589	23.0%
Fixed Line and Other Revenues	25,115	24,721	1.6%	49,948	49,657	0.6%
EBITDA	21,502	28,196	-23.7%	44,687	55,967	-20.2%
% total revenues	33.0%	41.4%		34.4%	41.6%
EBIT	14,842	21,722	-31.7%	31,576	43,065	-26.7%
%	22.8%	31.9%		24.3%	32.0%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)
	2Q16	2Q15	Var.%
Wireless Subscribers (thousands)	73,108	72,633	0.7%
Postpaid	11,619	10,522	10.4%
Prepaid	61,489	62,111	-1.0%
MOU	420	262	60.0%
ARPU (MxP)	127	155	-17.7%
Churn (%)	4.6%	3.7%	0.8
Revenue Generating Units (RGUs) *	21,722	21,606	0.5%
Fixed Lines	12,826	13,017	-1.5%
Broadband	8,896	8,589	3.6%
* Fixed Line and Broadband

Argentina, Paraguay and Uruguay

At the end of June we had nearly 23 million wireless subscribers in Argentina, Paraguay and Uruguay; 6.1% more than last year, having added 91 thousand new clients in the second quarter. We also had 588 thousand fixed RGUs.

Second quarter revenues totaled 9.4 billion Argentinean pesos, exceeding by 40.1% those of the prior year, with wireless service revenues rising 32.5% on the back of data revenues that jumped 53.2%. Data services now account for 56.5% of wireless service revenues. Albeit from a small base, fixed-line revenues climbed 56.7% to reach 667 million Argentinean pesos.

EBITDA of 3.1 billion Argentinean pesos was up 33.7% year-on-year, with the EBITDA margin declining slightly to 33.3%.

We formally launched our 4G-LTE services in Paraguay in the second quarter. This will strengthen our position in market, as we will improve the customer experience both in terms of quality and speed.

INCOME STATEMENT (IFRS) - Argentina, Paraguay & Uruguay Millions of ARP
	2Q16	2Q15	Var.%	Jan - Jun 16	Jan - Jun 15	Var.%
Total Revenues	9,410	6,718	40.1%	18,497	13,464	37.4%
Total Service Revenues	6,943	5,418	28.1%	14,271	10,524	35.6%
Wireless Revenues	8,818	6,330	39.3%	17,352	12,683	36.8%
Service Revenues	6,667	5,033	32.5%	13,115	9,747	34.6%
Equipment Revenues	2,145	1,298	65.3%	4,226	2,935	44.0%
Fixed Line and Other Revenues	667	426	56.7%	1,277	854	49.5%
EBITDA	3,131	2,342	33.7%	6,396	4,611	38.7%
% total revenues	33.3%	34.9%		34.6%	34.2%
EBIT	2,399	1,866	28.5%	4,983	3,696	34.8%
%	25.5%	27.8%		26.9%	27.5%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Paraguay & Uruguay Operating Data (IFRS)
	2Q16	2Q15	Var.%
Wireless Subscribers (thousands)	22,976	21,661	6.1%
Postpaid	2,504	2,716	-7.8%
Prepaid	20,472	18,946	8.1%
MOU	98	124	-21.3%
ARPU (ARP)	98	77	27.3%
Churn (%)	2.2%	2.7%	(0.5)
Revenue Generating Units (RGUs) *	588	581	1.4%

* Fixed Line, Broadband and PayTV.

Brazil

We ended the second quarter with just over 101 million accesses in Brazil, including 64.3 million wireless subscribers and, on the fixed-line platform, 36.8 million RGUs, slightly more than in 2015.

In the postpaid segment we registered a 6.2% expansion of the base year-on-year after net additions of 82 thousand subs in the quarter.  In the prepaid segment we continued to disconnect clients that were not generating traffic, with 1.1 million net disconnections in the quarter. On the fixed-line platform broadband connections expanded 7.1% over the year.

Second quarter revenues of 9.1 billion reais remained practically unchanged as compared to the year-earlier quarter.  On the fixed division, we saw improvements in all revenue lines, 9.6% on broadband, 4.4% on PayTV and 1.6% in fixed voice. On the mobile platform the decline of voice revenues—part of it coming from the reduction of interconnection rates—is diminishing, but mobile data services fell on account of new promotions.

The period’s EBITDA of 2.4 billion reais was 4.5% lower than a year before, with the EBITDA margin coming down 1.2 percentage points to 26.2% mainly as a result of increases in maintenance costs, some of them dollar-linked, and past due accounts that have risen on the back of the economic recession afflicting the country. Energy costs have also gone up considerably, almost 45% over the year.

We are ready to welcome all the athletes and visitors to the Rio Olympic games. We executed an important project to be the official telecom service provider for the games and all the venues are now connected to Embratel’s backbone, which has been enhanced in Rio and surrounding areas to provide very high quality services.

INCOME STATEMENT (IFRS) - Brazil Millions of BrL
	2Q16	2Q15	Var.%	Jan - Jun 16	Jan - Jun 15	Var.%
Total Revenues	9,084	9,095	-0.1%	18,038	18,108	-0.4%
Total Service Revenues	8,751	8,764	-0.2%	17,453	17,443	0.1%
Wireless Revenues	2,946	3,274	-10.0%	5,952	6,541	-9.0%
Service Revenues	2,616	2,949	-11.3%	5,372	5,893	-8.8%
Equipment Revenues	332	325	1.9%	581	647	-10.1%
Fixed Line and Other Revenues	6,137	5,821	5.4%	12,086	11,568	4.5%
EBITDA	2,379	2,493	-4.5%	4,736	4,821	-1.8%
% total revenues	26.2%	27.4%		26.3%	26.6%
EBIT	194	515	-62.3%	340	901	-62.2%
%	2.1%	5.7%		1.9%	5.0%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Brazil Operating Data (IFRS)
	2Q16	2Q15	Var.%
Wireless Subscribers (thousands)	64,264	71,202	-9.7%
Postpaid	16,952	15,956	6.2%
Prepaid	47,313	55,246	-14.4%
MOU	103	100	3.2%
ARPU (BrL)	13	14	-1.9%
Churn (%)	3.7%	3.4%	0.3
Revenue Generating Units (RGUs) *	36,809	36,516	0.8%
* Fixed Line, Broadband and Television

Chile

Our wireless subscriber base ended June with 6.5 million clients, 7.8% more than a year before. Fixed RGUs increased 4.4% relative to 2015, for the most part on account of a 14.5% expansion of broadband accesses.

The quarter’s revenues, 186 billion Chilean pesos, were down 3.8% year-on-year. The decline in revenues is linked to a 44.1% drop in equipment revenues, since service revenues actually rose 4.3% over the period, with wireless data revenues rising 10.1%. Fixed-line service revenues, that already account for almost 40% of revenues, expanded 4.4% in the period.

EBITDA came in at 13.9 billion Chilean pesos, 35.6% more than in the year-earlier quarter. The EBITDA margin was 7.5% in the second quarter, 2.2 points higher than a year before.

INCOME STATEMENT (IFRS) - Chile Millions of ChPL
	2Q16	2Q15	Var.%	Jan - Jun 16	Jan - Jun 15	Var.%
Total Revenues	185,718	192,993	-3.8%	366,424	370,380	-1.1%
Total Service Revenues	167,702	160,762	4.3%	333,724	319,220	4.5%
Wireless Revenues	121,934	131,056	-7.0%	240,152	247,970	-3.2%
Service Revenues	104,005	98,945	5.1%	206,865	197,069	5.0%
Equipment Revenues	18,016	32,232	-44.1%	32,700	51,160	-36.1%
Fixed Line and Other Revenues	69,355	67,057	3.4%	137,403	132,504	3.7%
EBITDA	13,854	10,217	35.6%	27,127	21,108	28.5%
% total revenues	7.5%	5.3%		7.4%	5.7%
EBIT	-38,909	-41,723	6.7%	-78,414	-81,049	3.3%
%	-21.0%	-21.6%		-21.4%	-21.9%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)
	2Q16	2Q15	Var.%
Wireless Subscribers (thousands)	6,476	6,005	7.8%
Postpaid	1,482	1,428	3.8%
Prepaid	4,993	4,577	9.1%
MOU	142	159	-10.2%
ARPU (ChP)	5,452	5,626	-3.1%
Churn (%)	5.5%	5.4%	0.1
Revenue Generating Units (RGUs) *	1,283	1,229	4.4%
* Fixed Line, Broadband and Television

Colombia

We gained 145 thousand postpaid clients in the second quarter—the highest number in at least ten quarters—and disconnected 225 thousand prepaid subscribers to close the quarter with 28.3 million clients. Our postpaid base, 6.1 million at the end of June, rose 4.7% from the year-earlier quarter. On the fixed-line front, RGUs were up 8.5% over the year to 6.1 million accesses, with voice lines and broadband accesses exhibiting double digit growth rates.

Second quarter revenues of 2.7 trillion Colombian pesos were down 3.9% year-on-year, with service revenues falling 4.3% and equipment revenues declining 2.0%. Fixed-line revenues increased 13% in the period—they now represent 34.8% of our service revenues in the country—on the back of triple play bundles.  Wireless service revenues on their part were down 10.5%, as voice prices continued to fall. Wireless data revenues were up 17.2% and already account for nearly half of our wireless service revenues

EBITDA of 957 billion Colombian pesos was 11.4% lower than in 2015 following the revenue contraction. The EBITDA margin for the quarter was 35.6%, three points below that of the prior year.

INCOME STATEMENT (IFRS) - Colombia Billions of COP
	2Q16	2Q15	Var.%	Jan - Jun 16	Jan - Jun 15	Var.%
Total Revenues	2,689	2,797	-3.9%	5,400	5,651	-4.4%
Total Service Revenues	2,137	2,233	-4.3%	4,352	4,585	-5.1%
Wireless Revenues	1,973	2,153	-8.4%	3,988	4,381	-9.0%
Service Revenues	1,411	1,577	-10.5%	2,913	3,286	-11.3%
Equipment Revenues	545	564	-3.4%	1,033	1,066	-3.1%
Fixed Line and Other Revenues	744	658	13.0%	1,460	1,297	12.5%
EBITDA	957	1,080	-11.4%	1,936	2,202	-12.1%
% total revenues	35.6%	38.6%		35.9%	39.0%
EBIT	519	688	-24.5%	1,065	1,433	-25.7%
%	19.3%	24.6%		19.7%	25.4%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)
	2Q16	2Q15	Var.%
Wireless Subscribers* (thousands)	28,260	29,370	-3.8%
Postpaid	6,083	5,811	4.7%
Prepaid	22,177	23,559	-5.9%
MOU	209	209	0.0%
ARPU (COP)	16,557	17,682	-6.4%
Churn (%)	4.4%	4.3%	0.1
Revenue Generating Units (RGUs)**	6,055	5,583	8.5%
*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).
** Fixed Line, Broadband and Television

Ecuador

At the end of June we had 8.9 million wireless subscribers in Ecuador, having added 199 thousand subscribers in the quarter.

Our second quarter revenues totaled 364 million dollars. Service revenues declined 11.9% year on year, partly as a result of new commercial promotions but also on account of a new 15% tax levied on telecommunication services that took effect beginning May 1st, as well as an increase in VAT from 12% to 14%, that have increased the cost of telecom services to our clients and has thereby reduced their consumption.

EBITDA came in at 152 million dollars and was down 12.4% from the prior year, with the EBITDA representing 41.6% of revenues.  We made some extraordinary payments of 16 million dollars in the second quarter, all of them tax-related, in absence of which we would have had an expansion of the EBITDA margin.

INCOME STATEMENT (IFRS) - Ecuador Millions of Dollars
	2Q16	2Q15	Var.%	Jan - Jun 16	Jan - Jun 15	Var.%
Total Revenues	364	406	-10.2%	729	816	-10.6%
Total Service Revenues	312	354	-11.9%	631	717	-12.0%
Wireless Revenues	352	393	-10.5%	704	789	-10.8%
Service Revenues	300	342	-12.3%	606	692	-12.4%
Equipment Revenues	52	51	1.4%	98	98	-0.2%
Fixed Line and Other Revenues	16	16	-2.6%	31	32	-4.0%
EBITDA	152	173	-12.4%	304	349	-12.8%
% total revenues	41.6%	42.6%		41.7%	42.7%
EBIT	100	121	-17.7%	200	247	-18.9%
%	27.4%	29.9%		27.4%	30.3%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Ecuador Operating Data (IFRS)
	2Q16	2Q15	Var.%
Wireless Subscribers (thousands)	8,864	9,923	-10.7%
Postpaid	2,650	2,433	8.9%
Prepaid	6,214	7,490	-17.0%
MOU	213	184	15.6%
ARPU (US$)	11	11	2.2%
Churn (%)	3.2%	5.5%	(2.3)
Revenue Generating Units (RGUs) *	354	368	-3.8%
* Fixed Line, Broadband and Television

Peru

We added 23 thousand postpaid subscribers and disconnected 139 thousand prepaid clients to finish the second quarter with nearly 12 million subscribers, 3.4% below the prior year. On the fixed platform we had 1.5 million RGUs, up 14.4% year-on-year.

Our second quarter revenues, 1.3 billion soles, were down 2.0% year on year with service revenues declining 2.6% in the period as voice revenues continued their trend downwards.  Wireless data revenues were up 7.4% but failed to compensate for the reduction in voice revenues. On the fixed-line segment, we saw service revenues increase 9.8%, from a small base, driven by broadband and PayTV, whose revenues climbed 12.1% and 14.6%, respectively.

EBITDA dropped 36.2% to 210 million soles, or 16.5% of revenues. The contraction of EBITDA stems from an 80% increase in net interconnection costs, as well as higher subscriber acquisition and retention costs.

In May we acquired in a public auction 30 MHz of spectrum in the 700MHz frequency. The cost of the spectrum was 306 million dollars. Our spectrum holdings will increase with the acquisition of Olo Peru, in the process of being approved by the relevant authorities.  This will enable us to improve our 4G-LTE offerings in terms of the overall experience of our subscribers including more competitive prices.

INCOME STATEMENT (IFRS) - Peru Millions of Soles
	2Q16	2Q15	Var.%	Jan - Jun 16	Jan - Jun 15	Var.%
Total Revenues	1,270	1,296	-2.0%	2,542	2,654	-4.2%
Total Service Revenues	1,106	1,136	-2.6%	2,233	2,333	-4.3%
Wireless Revenues	1,059	1,102	-3.8%	2,123	2,270	-6.5%
Service Revenues	882	935	-5.7%	1,794	1,940	-7.5%
Equipment Revenues	163	158	3.2%	306	316	-3.4%
Fixed Line and Other Revenues	211	194	8.7%	420	384	9.3%
EBITDA	210	329	-36.2%	465	728	-36.1%
% total revenues	16.5%	25.4%		18.3%	27.4%
EBIT	38	175	-78.4%	128	424	-69.7%
%	3.0%	13.5%		5.0%	16.0%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Peru Operating Data (IFRS)
	2Q16	2Q15	Var.%
Wireless Subscribers (thousands)	11,954	12,370	-3.4%
Postpaid	4,130	3,935	5.0%
Prepaid	7,824	8,435	-7.2%
MOU	166	153	8.7%
ARPU (Sol)	24	25	-3.0%
Churn (%)	5.6%	4.7%	0.9
Revenue Generating Units (RGUs) *	1,475	1,289	14.4%
* Fixed Line, Broadband and Television

Central America

Our operations in Central America finished June with 15.8 million wireless subscribers, 7.2% more than a year before, with our postpaid base growing almost twice as much as the prepaid one. We added 189 thousand new wireless subscribers in the quarter, primarily from Guatemala and Nicaragua. Fixed RGUs expanded 8.8% compared to a year before and reached 5.2 million. Broadband accesses jumped 18.1% year-on-year, while PayTV units were up 5.7%.

Revenues totaled 564 million dollars and were 5.0% higher than a year before. Service revenues rose 5.1% on the back of data that expanded 15.4% on the mobile platform and 12.7% on the fixed one. PayTV revenues exceeded by 8.3% those of 2015. Voice revenues declined on all platforms, 1.1% on mobile and 7.2% on the fixed.

EBITDA for the quarter came in at 195 million dollars, 7.0% above the precedent year, and was equivalent to 34.6% of revenues.

INCOME STATEMENT (IFRS) - Central America Millions of Dollars
	2Q16	2Q15	Var.%	Jan - Jun 16	Jan - Jun 15	Var.%
Total Revenues	564	537	5.0%	1,115	1,062	4.9%
Total Service Revenues	524	503	4.2%	1,042	999	4.3%
Wireless Revenues	382	358	6.7%	756	704	7.3%
Service Revenues	341	324	5.4%	681	640	6.4%
Equipment Revenues	39	33	16.6%	72	63	14.4%
Fixed Line and Other Revenues	186	182	2.2%	367	363	0.9%
EBITDA	195	182	7.0%	386	357	8.3%
% total revenues	34.6%	34.0%		34.7%	33.6%
EBIT	59	29	105.5%	115	60	91.6%
%	10.5%	5.4%		10.3%	5.6%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America Operating Data (IFRS)
	2Q16	2Q15	Var.%
Wireless Subscribers (thousands)	15,773	14,720	7.2%
Postpaid	2,305	2,064	11.7%
Prepaid	13,468	12,657	6.4%
MOU	167	192	-13.3%
ARPU (US$)	7	8	-2.8%
Churn (%)	6.1%	5.6%	0.5
Revenue Generating Units (RGUs) *	5,183	4,763	8.8%
* Fixed Line, Broadband and Television

Caribbean

Our operations in the islands ended the quarter with 5.4 million wireless subscribers, up 3.5% with the postpaid base rising 8.6%. On the fixed division, we registered an increase of 7.0% in the total number of RGUs with PayTV units growing 18.5% and broadband accesses 9.6%.

The quarter’s revenues were up 6.8% mostly on account of higher equipment revenues. Service revenues declined slightly, 1.6%, as voice revenues continued to go down on both the mobile and fixed-line platforms.

EBITDA of 157 million dollars was 2.5% lower than a year before. The EBITDA margin stood at 31.6% of revenues.

INCOME STATEMENT (IFRS) - Caribbean Millions of Dollars
	2Q16	2Q15	Var.%	Jan - Jun 16	Jan - Jun 15	Var.%
Total Revenues	498	466	6.8%	966	938	3.0%
Total Service Revenues	432	444	-2.8%	865	893	-3.2%
Wireless Revenues	285	254	12.2%	542	514	5.3%
Service Revenues	224	237	-5.2%	450	480	-6.2%
Equipment Revenues	62	18	238.1%	93	36	160.6%
Fixed Line and Other Revenues	213	212	0.3%	425	423	0.3%
EBITDA	157	162	-2.5%	290	303	-4.4%
% total revenues	31.6%	34.6%		30.0%	32.3%
EBIT	88	79	11.0%	140	135	3.3%
%	17.6%	16.9%		14.5%	14.4%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Caribbean Operating Data (IFRS)
	2Q16	2Q15	Var.%
Wireless Subscribers (thousands)	5,373	5,193	3.5%
Postpaid	1,738	1,600	8.6%
Prepaid	3,634	3,593	1.2%
MOU	282	303	-6.7%
ARPU (US$)	14	15	-8.6%
Churn (%)	3.7%	3.3%	0.4
Revenue Generating Units (RGUs) *	2,601	2,431	7.0%
* Fixed Line, Broadband and Television

United States

In the second quarter we added 110 thousand new clients in the U.S.—with June being the strongest month in the past two years—to finish the quarter with 25.3 million subscribers.

The quarter’s revenues stood at 1.8 billion dollars and were 5.0% greater than those of a year before, with equipment revenues rising 95.1% and service revenues declining 1.1%. The surge in subscriber growth had a significant impact on EBITDA, which at 77 million dollars was down 61% on subscriber acquisition costs.

INCOME STATEMENT (IFRS) - United States Millions of Dollars
	2Q16	2Q15	Var.%	Jan - Jun 16	Jan - Jun 15	Var.%
Total Revenues	1,775	1,691	5.0%	3,530	3,506	0.7%
Service Revenues	1,563	1,581	-1.1%	3,129	3,154	-0.8%
Equipment Revenues	212	109	95.1%	402	352	14.2%
EBITDA	77	197	-61.0%	239	411	-41.9%
% total revenues	4.3%	11.7%		6.8%	11.7%
EBIT	66	185	-64.6%	216	388	-44.3%
%	3.7%	11.0%		6.1%	11.1%

United States Operating Data (IFRS)
	2Q16	2Q15	Var.%
Wireless Subscribers (thousands)	25,321	25,713	-1.5%
MOU	496	522	-4.9%
ARPU (US$)	21	21	0.9%
Churn (%)	4.3%	4.0%	0.2

Telekom Austria Group

Altogether, our operations in Europe ended June with 20.5 million wireless subscribers, 2.4% higher than in 2015 reflecting the acquisitions in Eastern Europe, in absence of which our subscriber base would have been down 0.4%. Our postpaid base was up 4.2% relative to last year’s—2.1% organically—after net additions of 37 thousand in the quarter, most of which came from Austria. We also had 5.6 million fixed RGUs, 24.1% more than in the prior year, 2.7% adjusting for acquisitions.

Total revenues topped one billion euros in the second quarter, reflecting a slight decline of 0.2% year-on-year in a proforma basis. Total reported revenues in Austria rose by 0.4% on the back of higher equipment revenues and other operating income which compensated for the losses in service revenues that derive from the elimination of roaming, beginning April 30th. In Eastern Europe, we saw pressure in revenues stemming from Belarus (mostly FX linked), Macedonia and Slovenia.

The group’s EBITDA rose 0.7% to reach 329 million euros in the second quarter due to cost controls and important reductions in restructuring expenses. The EBITDA margin for the period stood at 31.9% of revenues.

INCOME STATEMENT (IFRS) - Telekom Austria Group- Pro-forma Millions of Euros
	2Q16	2Q15	Var.%	Jan - Jun 16	Jan - Jun 15	Var.%
Total Revenues	1,031	1,032	-0.2%	2,040	2,065	-1.2%
Total Service Revenues	929	951	-2.3%	1,843	1,905	-3.2%
Wireless Revenues	647	649	-0.3%	1,276	1,298	-1.7%
Service Revenues	532	558	-4.7%	1,052	1,090	-3.5%
Equipment Revenues	94	75	25.4%	184	149	23.3%
Fixed Line and Other Revenues	384	384	0.0%	764	767	-0.3%
EBITDA	329	327	0.7%	664	670	-0.9%
% total revenues	31.9%	31.7%		32.5%	32.4%
EBIT	114	118	-2.9%	232	257	-9.7%
%	11.1%	11.4%		11.4%	12.4%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Telekom Austria Group Operating Data (IFRS) Pro-forma (1)
	2Q16	2Q15	Var.%
Wireless Subscribers (thousands)	20,482	20,573	-0.4%
Postpaid	14,845	14,539	2.1%
Prepaid	5,637	6,034	-6.6%
MOU	309	306	0.9%
ARPU (Euros)	9	9	-4.6%
Churn (%)	1.8%	1.9%	(0.1)
Revenue Generating Units (RGUs) *	5,609	5,462	2.7%
(1) 2015 figures adjusted for acquisitions in Bulgaria, Croacia and Macedonia. * Fixed Line, Broadband and Television.

We will host our conference call to discuss 2Q16 financial and operating results on August 2nd at 9:00am Mexico City time. To access the call please log on to www.americamovil.com/investors.

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT	The ratio of EBIT to total operating revenue.
margin

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA	The ratio of EBITDA to total operating revenue.
margin

EPS	Earnings per share. Total earnings in Mexican pesos divided by total shares.
(Mexican
pesos)

Earnings	Total earnings in U.S. dollars divided by total ADRs equivalent.
per ADR
(US$)

Equity	Subscribers weighted by the economic interest held in each company.
subscribers

Gross	Total number of subscribers acquired during the period.
additions

Licensed	Licensed population. Population covered by the licenses that each of the companies manage.
pops

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market	A company’s subscriber base divided by the total number of subscribers in that country.
share

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.
subscriber
additions

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.
/ EBITDA

Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS	Short Message Service.

SAC	Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless	The ratio of total wireless subscribers in any given country divided by the total population in that country.
penetration

Exchange Rates Local Currency Units per USD
	2Q16	2Q15	Var.%	Jan - Jun 16	Jan - Jun 15	Var.%
Mexico
EoP	18.91	15.57	21.5%	18.91	15.57	21.5%
Average	18.04	15.31	17.8%	18.04	15.12	19.3%
Brazil
EoP	3.21	3.10	3.5%	3.21	3.10	3.5%
Average	3.51	3.07	14.3%	3.71	2.97	24.8%
Argentina
EoP	15.04	9.09	65.5%	15.04	9.09	65.5%
Average	14.22	8.95	58.8%	14.33	8.82	62.5%
Chile
EoP	661	639	3.5%	661	639	3.5%
Average	677	618	9.6%	689	621	11.0%
Colombia
EoP	2,916	2,585	12.8%	2,916	2,585	12.8%
Average	2,994	2,500	19.7%	3,124	2,483	25.8%
Guatemala
EoP	7.64	7.62	0.2%	7.64	7.62	0.2%
Average	7.68	7.68	0.0%	7.68	7.66	0.3%
Honduras
EoP	22.95	22.06	4.0%	22.95	22.06	4.0%
Average	22.80	22.09	3.3%	22.76	21.99	3.5%
Nicaragua
EoP	28.61	27.25	5.0%	28.61	27.25	5.0%
Average	28.44	27.08	5.0%	28.27	26.92	5.0%
Costa Rica
EoP	554	541	2.4%	554	541	2.4%
Average	545	540	1.0%	544	541	0.6%
Peru
EoP	3.29	3.18	3.6%	3.29	3.18	3.6%
Average	3.32	3.14	5.6%	3.39	3.10	9.2%
Paraguay
EoP	5,589	5,184	7.8%	5,589	5,184	7.8%
Average	5,614	5,051	11.1%	5,705	4,902	16.4%
Uruguay
EoP	30.62	27.07	13.1%	30.62	27.07	13.1%
Average	31.27	26.59	17.6%	31.41	25.69	22.3%
Dominican Republic
EoP	45.97	44.98	2.2%	45.97	44.98	2.2%
Average	45.90	44.88	2.3%	45.82	44.83	2.2%
Austria & CEE
EoP	0.90	0.90	0.4%	0.90	0.90	0.4%
Average	0.89	0.90	-2.0%	0.90	0.90	0.0%

Exchange Rates Local Currency Units per MxP
	2Q16	2Q15	Var.%	Jan - Jun 16	Jan - Jun 15	Var.%
USA
EoP	0.05	0.06	-17.7%	0.05	0.06	-17.7%
Average	0.06	0.07	-15.1%	0.06	0.07	-16.2%
Brazil
EoP	0.17	0.20	-14.8%	0.17	0.20	-14.8%
Average	0.19	0.20	-3.0%	0.21	0.20	4.6%
Argentina
EoP	0.80	0.58	36.2%	0.80	0.58	36.2%
Average	0.79	0.58	34.8%	0.79	0.58	36.2%
Chile
EoP	35.0	41.0	-14.8%	35.0	41.0	-14.8%
Average	37.5	40.4	-7.0%	38.2	41.1	-7.0%
Colombia
EoP	154	166	-7.1%	154	166	-7.1%
Average	166	163	1.6%	173	164	5.5%
Guatemala
EoP	0.40	0.49	-17.5%	0.40	0.49	-17.5%
Average	0.43	0.50	-15.1%	0.43	0.51	-16.0%
Honduras
EoP	1.21	1.42	-14.4%	1.21	1.42	-14.4%
Average	1.26	1.44	-12.4%	1.26	1.45	-13.2%
Nicaragua
EoP	1.51	1.75	-13.6%	1.51	1.75	-13.6%
Average	1.58	1.77	-10.9%	1.57	1.78	-12.0%
Costa Rica
EoP	29.3	34.7	-15.7%	29.3	34.7	-15.7%
Average	30.2	35.2	-14.2%	30.1	35.8	-15.7%
Peru
EoP	0.17	0.20	-14.8%	0.17	0.20	-14.8%
Average	0.18	0.21	-10.3%	0.19	0.21	-8.5%
Paraguay
EoP	323	333	-11.2%	296	333	-11.2%
Average	321	330	-5.7%	316	324	-2.5%
Uruguay
EoP	1.62	1.74	-6.9%	1.62	1.74	-6.9%
Average	1.73	1.74	-0.2%	1.74	1.70	2.5%
Dominican Republic
EoP	2.43	2.89	-15.9%	2.43	2.89	-15.9%
Average	2.54	2.93	-13.2%	2.54	2.96	-14.3%

For further information please visit our website at: www.americamovil.com

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 1, 2016

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Attorney-in-fact